

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2024

Matthew Stevenson
Chief Executive Officer
Holley Inc.
1801 Russellville Road
Bowling Green, Kentucky 42101

> **Re: Holley Inc.**
> **Registration Statement on Form S-3**
> **Filed December 29, 2023**
> **File No. 333-276324**

Dear Matthew Stevenson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing